John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law Group

2041 West 141st Terrace, Suite 119

Leawood, KS  66224

Phone: 913.660.0778   Fax: 913.660.9157

 john.lively@1940actlawgroup.com

January 20, 2011

Dominic Minore

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Pinnacle Capital Management Funds Trust (the “Trust”) (File Nos. 811-22445 and 333-168469)

Dear Mr. Minore:

On January 14, 2011, the Trust filed with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 2 to the Investment Company Act of 1940, as amended, (collectively, the “Amendment”) to its registration statement (“Registration Statement”).  On January 19, 2011, you provided comments relating to the Amendment.  This letter responds to those comments.  For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each comment.  Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing another correspondence filing in which it is requesting acceleration and effectiveness of its Registration Statement.

PROSPECTUS

Historical Performance of Accounts Similar to the PCM Balanced Fund

1.

Comment:

Change the title of this section to “Historical Performance of Substantially Similar Accounts.”

Response:

The Trust confirms that is will make this revision in its final form of prospectus that it files pursuant to Rule 497.

2.

Comment:  Change the title of the header before the table in this section to “Separate Account Composite Performance from 6-10-07 to 12/31/10.”

Response:

The Trust confirms that is will make this revision in its final form of prospectus that it files pursuant to Rule 497.

3.

Comment:   In the performance table, please note the 1 year performance as being calculated as an average annual total return.

Response:

The Trust confirms that is will make this revision in its final form of prospectus that it files pursuant to Rule 497.

4.

Comment:   As per our discussion, please confirm in your correspondence letter that while the performance information was calculated in accordance with Global Investment Performance Standards, it is not presented in accordance with such standards.

Response:  The Adviser to the Trust’s series portfolio has confirmed that the related performance information presented is, to the best of its knowledge, calculated in accordance with Global Investment Performance Standards, but that it is not presented in accordance with such standards.  The Adviser has also confirmed that the disclosure is accurate.

5.

Comment:   Remove the 4th from the last sentence in the paragraph following the performance table.

Response:

The Trust confirms that is will make this revision in its final form of prospectus that it files pursuant to Rule 497.

Statement of Additional Information

6.

Comment:   In the paragraph following the fundamental investment limitations, revise the last sentence as follows:  “Such transactions are not considered to involve the sale or issuance of a senior security if the Fund maintains an offsetting financial position or segregates liquid assets in a sufficient value to “cover” the fund’s potential obligation in accordance with applicable SEC guidance.  Additionally, add the following new final sentence:  “Such offsetting financial position or segregated assets will be marked-to-market daily and the amount of such position or assets will be increased if necessary to maintain adequate coverage of the transaction.”

Response:

The Trust confirms that is will make this revision in its final form of statement of additional information that it files pursuant to Rule 497.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively